Exhibit 3.1
AMENDMENT TO
SECOND AMENDED AND RESTATED BY-LAWS OF
CROWN CASTLE INC.

Pursuant to Section 8.01 of the Second Amended and Restated By-laws (“By-laws”) of Crown Castle Inc. (“Company”), the Board of Directors of the Company approved and adopted the following resolution amending Section 2.02 of the By-laws, which amendment became effective on February 26, 2025:

RESOLVED, that Section 2.02 of the Second Amended and Restated By-Laws of the Company be, and hereby is, amended by deleting the text reading:

“(B) contains a Similar Item to an item that was presented at any meeting of Stockholders held within 120 days prior to the Delivery Date;”

and replacing such language with the following text:

“(B) contains a Similar Item to an item that was presented at any meeting of Stockholders held within 90 days prior to the Delivery Date;”

Effective: February 26, 2025.

/s/ Donald J. Reid
Donald J. Reid, Corporate Secretary